Exhibit 2.1

ASSET PURCHASE AGREEMENT

BY AND AMONG

NU-SOUND HEARING AID LABORATORY, INC., AS BUYER

AND

AMERICAN HEARING, LLC AND DIGI-TECH, LLC

AS SELLER

AND

DON MANEY AND MARK MORELLI

Effective as of

June 1, 2007

ASSET PURCHASE AGREEMENT

BY AND AMONG

NU-SOUND HEARING AID LABORATORY, INC.

AND

AMERICAN HEARING, LLC AND DIGI-TECH, LLC

AND DON MANEY AND MARK MORELLI

i

3.1	Corporate Standing	16
3.2	Non-Contravention	17
3.3	Authorization	17
3.4	Brokers or Finders	17
3.5	Disclosure	17

ARTICLE IV. Pre-Closing Covenants		17
4.1	Full Access	17
4.2	Conduct of Business	17
4.3	Maintenance of Assets	17
4.4	Consents	18
4.5	Notification of Certain Matters	18
4.6	Satisfaction of Conditions	18
4.7	Publicity	18

ARTICLE V. Closing Conditions		18
5.1	Buyer’s Conditions	18
5.2	Seller’s Conditions	19

ARTICLE VI. Closing		20
6.1	Deliveries by Seller and Members	20
6.2	Deliveries by Buyer	20

ARTICLE VII. Tax Matters		20
7.1	Tax and Assessment Allocations	20
7.2	Tax Cooperation	21
7.3	Leases	21

ARTICLE VIII. Post-Effective Covenants		21
8.1	Assistance in Proceedings	21
8.2	Customer and Other Business Relationships	22
8.3	Forwarding of Payments	22
8.4	Assignment of Contracts	22
8.5	Retention of Records	22
8.6	Name Change	22
8.7	Noncompetition	22
8.8	Employee Matter	23

ARTICLE IX. Survival and Indemnification		23
9.1	Survival of Representations and Warranties; Limitations	23
9.2	Indemnification	24
9.3	Procedure	25
9.4	Right of Offset	25

ARTICLE X. Administrative Provisions		26
10.1	Further Assurances and Actions	26
10.2	Waivers and Amendments	26

10.3	Notices	26
10.4	Headings	27
10.5	Assignment	27
10.6	Exhibit and Schedule References	27
10.7	Article and Section References	27
10.8	Agreement Not Construed Against Drafter	27
10.9	Due Diligence	28
10.10	Counterparts; Facsimile	28
10.11	No Third-Party Beneficiaries	28
10.12	Expenses	28
10.13	Entire Agreement	28
10.14	Irreparable Injury	28
10.15	Governing Law; Venue	29
10.16	Attorney’s Fees	29
10.17	Severability	29

SCHEDULES AND EXHIBITS

Exhibit A	Bill of Sale and Assignment
Exhibit B	Transition Services Agreement
Exhibit C	Promissory Note
Exhibit D	Letter of Credit

Schedule 1.1(a)	Inventory
Schedule 1.1(b)	Personal Property
Schedule 1.1(c)	Equipment
Schedule 1.1(d)	Assumed Contracts
Schedule 1.1(e)	Permits and Licenses
Schedule 1.1(f)	Company Intellectual Property
Schedule 1.1(g)	Third Party Claims of Company
Schedule 1.1(m)	Telephone Numbers
Schedule 1.2	Excluded Assets
Schedule 1.3(c)	Other Assumed Liabilities
Schedule 1.3(d)	Closing Statement
Schedule 1.5	Allocation
Schedule 2.1(b)	Members List
Schedule 2.3	Litigation
Schedule 2.4(b)	Licensing Fees
Schedule 2.4(d)	Company Licenses
Schedule 2.4(e)	No Infringement of Company Intellectual Property
Schedule 2.5	Material Proposals, Contracts, Etc.
Schedule 2.5(a)	Contract/Customer Lists
Schedule 2.12	Non-Contravention; Consents
Schedule 2.15	Financial Statements
Schedule 2.16	Products, Services and Warranties

Schedule 2.17	Insurance
Schedule 2.18(a)	Company Employee List
Schedule 2.18(b)	Employment Compliance
Schedule 2.19	Leased Premises

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (the “Agreement”) is effective as of the 1st day of June, 2007 by and among Nu-Sound Hearing Aid Laboratory, Inc., an Oklahoma corporation (the “Buyer”), American Hearing, LLC, an Oklahoma limited liability company and Digi-Tech, LLC, an Oklahoma limited liability company (collectively the “Company” or the “Seller”) and the members of the Company as listed on Schedule 2.1(b) hereto (individually a “Member” or collectively the “Members”).

RECITALS

The Company desires to sell, and the Buyer desires to acquire from the Company, certain of the assets of the Company on the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants set forth below, the Buyer, the Company, and the Shareholders agree as follows:

DEFINITIONS & TERMS OF USE

Definitions. As used in this Agreement, the following terms have the following meanings:

“Affiliate” means, with respect to any Person, all other Persons controlling, controlled by, or under common control with such Person.

“Benefit Arrangement” is defined as any benefit arrangement, obligation, custom, or practice, whether or not legally enforceable, to provide benefits, other than salary, as compensation for services rendered, to present or former directors, employees, agents, or independent contractors, other than any obligation, arrangement, custom or practice that is a Seller Plan, including, without limitation, employment agreements, consulting agreements, severance agreements, executive compensation arrangements, incentive programs or arrangements, sick leave, vacation pay, severance pay policies, salary continuation for disability, consulting, or other compensation arrangements, workers’ compensation, retirement, deferred compensation, bonus, stock option or purchase, hospitalization, medical insurance, life insurance, tuition reimbursement or scholarship programs, any plans subject to Section 125 of the Code, and any plans providing benefits or payments in the event of a change of control, change in ownership, or sale of a substantial portion (including all or substantially all) of the assets of any business or portion thereof, in each case with respect to any employee of the Company.

“Bill of Sale” means the Bill of Sale in substantially the form attached hereto as Exhibit A.

“Business” means the Company’s business of the sale and support of hearing aids and related equipment and accessories.

“Closing Date” means the date on which the closing referred to in Section 6.1 occurs.

“COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA and Code §4980B.

“Code” means the Internal Revenue Code of 1986, as amended.

“Competitive Business” means an entity that sells and supports hearing aids and related equipment and accessories in the State of Oklahoma and within a 50-mile radius of the Company’s three current retail locations in Arkansas (Russellville, Morrilton, and Bella Vista).

“Contract” means any agreement, contract, lease, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding.

“Encumbrance” means any charge, claim, debt, community property interest, condition, equitable interest, Lien, option, pledge, security interest, personal property lease (whether operational or financial), mortgage, right of way, easement, encroachment, servitude, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

“ERISA” is defined as the Employee Retirement Income Security Act of 1974, as amended, and all regulations and rules issued thereunder, or any successor law.

“ERISA Affiliate” is defined as any Person that, together with the Company, would be or was at any time treated as a single employer under Section 414 of the Code or Section 4001 of ERISA and any general partnership of which the Company is or has been a general partner.

“Governmental Body” means any (a) federal, state, local, municipal, foreign, or other government authority or subdivision thereof; (b) governmental or quasi-governmental authority of any nature; or (c) other body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

“Intellectual Property” means all forms of intellectual property rights and protections throughout the world, whether currently existing or hereafter developed or acquired and whether now known or hereafter recognized, and whether arising under United States or foreign common or statutory law, granted by contract, license, or otherwise and including, without limitation, all (a) Internet domain names, trademarks, service marks, trade names, trade dress, slogans, logos, together with all adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith; and (b) trade secrets, know-how, technical information, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals.

“Knowledge” means actual knowledge assuming reasonable investigation and due inquiry. Knowledge with respect to an entity is deemed to be the actual knowledge of any of its officers, directors or managers or the actual knowledge of any manager or director with respect to his/her area of responsibility, in each instance assuming reasonable investigation and due inquiry.

“Leased Premises” means the premises leased by the Company, as more particularly described in Schedule 2.19.

“Legal Requirement” means any federal, state, local, municipal, foreign, international, multi-national, or other administrative Order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty in effect on the date of this Agreement.

“Liability” means, with respect to any Person, any liability, payable or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be reflected or disclosed on the financial statements of such Person or the notes thereto.

“Licenses” means any license, sublicense or other Contract by which the Company has granted any rights to a third party to use any Intellectual Property or any license, sublicense or other contract by which a third party has granted rights to the Company to use any Intellectual Property.

“Lien” means any mortgage, pledge, lien, encumbrance, charge, or other security interest other than (a) liens for Taxes not yet due and payable, (b) purchase money liens and liens securing rental payments under capital lease arrangements, and (c) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

“Order” means any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator.

“Ordinary Course of Business” means an action taken by a Person if:

(a) such action is consistent with the standard course of conduct of a Person operating in a similar industry or business in the ordinary course of the normal day-to-day, month-to-month or year-to-year operations of such Person; and

(b) such action is not required to be authorized by the board of directors of such Person (or by any Person or group of Persons exercising similar authority).

“Person” means any individual, partnership, limited liability company, corporation, association, joint stock company, trust, joint venture, unincorporated organization, other legal entity or governmental entity or any department, agency or political subdivision thereof.

“Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“Real Property” means the Leased Premises and other real property interests that are owned or leased by the Company and used or useful in the conduct of the Business and that are listed on Schedule 2.19.

“Seller Benefit Arrangement” is defined as any Benefit Arrangement sponsored or maintained by the Company or with respect to which the Company or any ERISA Affiliate has or may have any Liability as of the Closing Date, in each case with respect to any employee of the Company.

“Seller Plan” is defined as, as of the Closing Date, any Employee Benefit Plan (as defined in Section 3(3) of ERISA) for which the Company is the “plan sponsor” (as defined in Section 3(16)(B) of ERISA) or any Employee Benefit Plan currently or formerly maintained by the Company or to which the Company or any ERISA Affiliate is obligated to make payments (including any Multiemployer Plan), in each case with respect to any employee of the Company.

“Tax” means any tax or similar governmental charge, duty, impost, license or registration fee, custom duty or levy (including without limitation income taxes, franchise taxes, capital stock taxes, license taxes, profit taxes, transfer taxes or fees, registration taxes, sales taxes, use taxes, gross receipts taxes, value added taxes, employment taxes, excise taxes, ad valorem taxes, property taxes, environmental taxes (including taxes under Code Section 59A), real property taxes, personal property taxes, withholding taxes, payroll taxes, employment taxes, severances taxes, stamp taxes, occupation taxes, premium taxes, social security (or similar) taxes, unemployment taxes, disability taxes, alternative or add-on minimum taxes, estimated taxes or windfall profit taxes or other tax of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner) together with any related penalties, fines, additions to tax or interest, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person, imposed by any Governmental Body.

“Tax Return” means any return (including any information return), report, statement, schedule, attachment, notice, form, estimate, claim for refund, or declaration relating to Taxes required to be filed with any Governmental Body in connection with the determination, assessment, collection or payment of any Tax, including any amendment thereof.

“Threatened” means any demand or statement that has been made (orally or in writing) or any notice that has been given (orally or in writing), or any other event that has occurred or any other circumstances that exist, that would lead a prudent Person to conclude that a claim, Proceeding, dispute, action, or other matter is likely to be asserted, commenced, taken, or otherwise pursued in the future.

“Transition Services Agreement” means the Transition Services Agreement in substantially the form attached hereto as Exhibit B, pursuant to which the Members will provide certain transition services to the Buyer as set forth therein.

Certain Other Definitions. The following terms are defined in the Sections of the Agreement indicated:

Term	Section
“Agreement”	Preamble
“Assets”	Section 1.1
“Assumed Contracts”	Section 1.1(d)
“Buyer”	Preamble
“Assumed Liabilities”	Section 1.3
“Claim”	Section 9.3(a)
“Company”	Preamble
“Excluded Assets”	Section 1.2
“Excluded Liabilities”	Section 1.2
“Financial Statements”	Section 2.15
“Indemnitee”	Section 9.3(a)
“Indemnitor”	Section 9.3(a)
“Intellectual Property”	Section 1.1(f)
“Inventory”	Section 1.1(a)
“Member”	Preamble
“Note”	Section 1.4(a)(iii)
“Purchase Price”	Section 1.4(a)
“Representations”	Section 9.1

ARTICLE I.

THE BASIC FRAMEWORK OF THE TRANSACTION

1.1 Sale and Transfer of Assets. Subject to the terms and conditions of this Agreement, at the Closing Date, the Company will sell, assign, grant, transfer and deliver (or will cause to be sold, assigned, granted, transferred or delivered) to the Buyer or any permitted successor or assign of the Buyer, and the Buyer or any permitted successor or assign of the Buyer will purchase and accept from the Company as of the Closing Date, free and clear of all Encumbrances (except as may otherwise be provided for herein), all of the Company’s right, title and interest in and to the assets of the Company, excluding only the Excluded Assets (as defined in Section 1.2 below) (collectively, the “Assets”). The Assets shall include, but shall not be limited to, the following:

(a) all inventory, a list of which is attached hereto as Schedule 1.1(a) (the “Inventory”);

(b) all personal property, including that listed on Schedule 1.1(b)

(c) all fixed assets including, furniture, equipment, computer hardware and software and similar types of equipment, including those listed on Schedule 1.1(c)

(d) the Company’s Contracts listed on Schedule 1.1(d) the “Assumed Contracts”);

(e) all permits and licenses that are assignable currently held by the Company in connection with the Assets or the Company and used in the Business, including those listed on Schedule 1.1(e)

(f) all Intellectual Property that is owned, used or licensed by the Company and in each case is material to, necessary for or used in the conduct of the Business as conducted or currently proposed to be conducted, including that listed on Schedule 1.1(f)

(g) all claims of the Company against third parties relating to the Assets, whether known or unknown, contingent or noncontingent, including all such claims listed in Schedule 1.1(g)

(h) the Company’s right to the Leasehold Premises;

(i) all rights of the Company to deposits and prepaid expenses, claims for refunds and rights to offset in respect thereof, relating to the Assets, as specifically listed on the Closing Statement;

(j) all of the Company’s information and data related to the Assets, including, without limitation, all materials and files, sales and marketing materials, lists of clients and potential clients, lists of suppliers and potential suppliers, and warranties and warranty information;

(k) all books and records relating to the Assets or the Business, other than those records required by Seller, in Seller’s sole discretion, which Seller will retain for tax-related purposes, to which Buyer will have access during normal business hours, and executed copies of the Assumed Contracts;

(l) Seller’s right to the name “ American Hearing,” “Economy Hearing Aid Centers of Oklahoma,” and variations of the foregoing; and

(m) all of the Company’s telephone and facsimile numbers, domain names and Internet addresses, related to the Business except as otherwise listed on Schedule 1.1(m).

1.2 Excluded Assets. Notwithstanding the foregoing, the assets, properties, rights and interests of the Company listed on Schedule 1.2 attached hereto, shall be retained by the Company (the “Excluded Assets”).

1.3 Assumed Liabilities. Except as expressly set forth in this Section 1.3, the Buyer assumes no Liabilities of the Company, whether such Liabilities are or may be direct or indirect, absolute or contingent, or relating to the Business. On the terms and subject to the conditions hereof on the Closing Date, Buyer shall assume and agree to pay, perform and discharge, as and when due, the following (all of which are referred to collectively as “Assumed Liabilities”).

(a) Lease obligations for the Leased Premises;

(b) All obligations, responsibilities and Liabilities relating to or arising out of or incurred in connection with performance after the Closing Date of the Assumed Contracts, excluding Liabilities attributable to any failure by the Company to comply with the terms thereof; and

(c) Any other Liabilities as set forth on Schedule 1.3(c) provided that the Buyer will not assume and will not be liable for, and the Company will retain and will remain solely liable for and obligated to discharge, all of the debts, obligations, and other Liabilities of any nature whatsoever arising from such Liabilities prior to the Closing Date; and

(d) The liabilities set forth on the Closing Statement, attached hereto as Schedule 1.3(d).

Except as set forth in (a), (b), (c), and (d) above, the Buyer will not assume and will not be liable for, and the Company will retain and will remain solely liable for and obligated to discharge, all of the debts, Contracts, and other Liabilities of any nature whatsoever of the Company whether known or unknown, accrued or not accrued, fixed or contingent, prior to the Closing Date and relating to (i) the ownership or operation of the Company at any time, (ii) the ownership or operation of the Assets, and (iii) the Assumed Contracts (collectively, the “Excluded Liabilities”).

1.4 Purchase Price and Terms of Payment.

(a) The purchase price for the Assets will be paid by the Buyer by delivery to the Company of three million fifty thousand dollars ($3,050,000) (the “Purchase Price”) in accordance with the following payment schedule:

(i) One million five hundred twenty-five thousand dollars ($1,525,000) will be paid at the Closing Date in immediately available funds by wire transfer to a bank account designated by the Seller (the “Closing Payment”) and an additional payment of Fifty Thousand Dollars ($50,000) as payment in full for the liabilities set forth on the Closing Statement; and

(ii) The number of shares (the “Shares”) of common stock of Sonic Innovations, Inc. (“Sonic”) obtained by dividing Six hundred ten thousand dollars ($610,000) by the average closing sales price of a share of the common stock of Sonic on the NASDAQ Global Market for the five (5) trading days immediately preceding the Closing Date. The number of Shares will be rounded up to the next full share. The certificate evidencing the Shares will bear an appropriate legend, restricting transfer and will be delivered within five (5) business days of Closing; and

(iii) Nine hundred fifteen thousand dollars ($915,000) will be paid on the first anniversary of the Closing Date in immediately available funds by wire transfer to a bank account designated by the Seller. This obligation to pay will be evidenced by a promissory note in the form of Exhibit C hereto (the “Note”) and will be secured by a letter of credit in the form of Exhibit D hereto (the “Letter of Credit”).

1.5 Allocation. The Purchase Price will be allocated by the Buyer and the Company among the Assets for purposes of complying with the requirements of Section 1060 of the Code and the regulations thereunder (and any similar provision of state, local or foreign law, as appropriate) as set forth on Schedule 1.5, which allocation shall be binding on the Company. The allocation for the fixed assets is anticipated to be approximately $100,000 but will not exceed $200,000. The Buyer and the Company shall report, act and file Tax Returns (including, but not limited to, Internal Revenue Service Form 8594) in all respects and for all purposes consistent with such allocation of Purchase Price. If any Tax authority challenges such allocation, the party receiving notice of such challenge will give the other party prompt written notice thereof and the parties will cooperate in order to preserve the effectiveness of such allocation. The Company, timely and properly, shall prepare, execute, file and deliver all such documents, forms and other information as the Buyer may reasonably request to prepare such allocation. Neither the Buyer nor any Seller shall take any position (whether in audits, Tax Returns or otherwise), which is inconsistent with such allocation unless required to do so by applicable law.

1.6 No Appraisal Rights. No Member of the Company shall have exercised, or notified the Company of his, her or its intent to exercise, any dissenter’s rights pursuant to applicable law, including the right to receive payment in connection with the sale of all of the Company’s Assets.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND MEMBERS

The Company and its Members each represent and warrant for the benefit of the Buyer as follows:

2.1 Organization and Good Standing; Ownership.

(a) Each of the entities comprising the Company is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Oklahoma and has (a) the power to carry on the Business as it is now being conducted and (b) all licenses, permits and other authorizations necessary to own the Assets. Digi-Tech, LLC is registered as a foreign entity in Arkansas. The Company has no subsidiaries.

(b) All outstanding interests in Company are duly authorized, validly issued, fully paid and non-assessable and are as shown on Schedule 2.1(b). There are no outstanding options, warrants or other rights to acquire, or any securities or obligations convertible into or exchangeable for, any membership or profits interest in Company which have been issued or granted by or are binding upon any Member or Company or other Person. Each Member is the record and beneficial owner of the Company Interests, free and clear of all Encumbrances except as shown on Schedule 2.1(b). Each Member has the exclusive right to vote his interests in the Company.

2.2 Tax Matters. The Company has timely filed all Tax Returns that it was required to file. All such Tax Returns were correct and complete in all respects and were prepared in substantial compliance with all applicable laws and regulations. All Taxes owed by the Company (whether or not shown or required to be shown on any Tax Return) have been paid. The Company is currently the beneficiary of an extension of time within which to file its 2006 Tax Return. No claim has ever been made by an authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens on any of the assets of the Company that arose in connection with any failure (or alleged failure) to pay any Tax. No member or manager (or employee responsible for Tax matters) of the Company expects any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There are no pending or Threatened Proceedings concerning the Company’s Liability with respect to any Taxes related to the Business and there are no outstanding waivers or extensions of statutes of limitations with respect to the assessment of Taxes.

2.3 Legal Proceedings, Etc. Except as set forth in Schedule 2.3, there is no litigation, Proceeding, or governmental investigation pending or, to the best of the Company’s Knowledge, Threatened relating to any of the Assets or the Business, or the transactions contemplated by this Agreement. The Company is not a party to or subject to the provisions of any judicial decree or judgment or any Order of any Governmental Body relating to any of the Assets, the Business, or the transactions contemplated by this Agreement.

2.4 Intellectual Property.

(a) With respect to each item of Intellectual Property: (i) the Company either owns and possesses all right, title, and interest in and to, or has the right to use, the item, free and clear of any Encumbrance or other restriction; (ii) the item is not subject to any outstanding injunction, judgment, Order, decree, ruling, or charge; and (iii) no Proceeding is pending or, to the best of the Company’s Knowledge, Threatened which challenges the legality, validity, enforceability, use, or ownership of the item.

(b) Each item of the Intellectual Property will be owned or available for use by the Buyer on identical terms and conditions immediately subsequent to the Closing Date without any action on the part of the Buyer and without the payment by the Buyer of any transfer or other fee resulting from this transaction. Except as set forth in attached Schedule 2.4(b), there are no licensing fees, royalties, honoraria or other payments payable by the Company or any successor in interest in the future to any Person by reason of the ownership, development, use, license, sale or disposition of the Intellectual Property. The Company has taken all necessary action to maintain and protect each item of the Intellectual Property.

(c) The items set forth in Schedule 1.1(f) comprise all the Intellectual Property that is necessary for or used in the operation of the Business as conducted or currently proposed to be conducted.

(d) Schedule 2.4(d) sets forth a true and complete list of all Licenses and the Company has delivered to the Buyer true and complete copies of all the Licenses.

(e) Except as set forth in attached Schedule 2.4(e): (i) the Company is not, and as a result of the execution, delivery or performance of this Agreement or the consummation of the transaction contemplated hereby will not be, in material breach of any of the Licenses; (ii) to the best of the Company’s Knowledge, no other party is in default under any of the Licenses; (iii) no event has occurred, or by virtue of the execution, delivery or performance of this Agreement or the consummation of the transaction contemplated hereby will occur, which with notice or lapse of time or both would constitute a material breach or permit termination, modification or acceleration under any of the Licenses; (iv) there are no restrictions (other than those which have been complied with or waived) on the direct or indirect transfer of any of the Licenses, or any interest therein, and no approval or consent of any Person is needed so that the interest of the Buyer in the Intellectual Property shall continue to be in full force and effect upon the consummation of the transaction contemplated hereby; (v) the Licenses are enforceable in accordance with their terms, subject as to enforcement of remedies to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting generally the enforcement of creditors’ rights and subject to a court’s discretionary authority with respect to the granting of a decree ordering specific performance or other equitable remedies; and (vi) the execution and delivery of this Agreement and/or the performance of the Company’s obligations hereunder will not cause the material diminution or termination of the Buyer’s rights to use or forfeiture of any Intellectual Property.

2.5 Material Proposals, Contracts, Etc. Schedule 2.5 sets forth a list (separated by subsection) of all Company Contracts or other arrangements (oral or written) that are material to the Business as follows:

(a) all Contracts, including outstanding proposals, for the sale of products or services by the Company involving expected sales or fees and/or having a delivery date expected to be after the Closing Date listing for each, the total contract value and expected delivery date, and (ii) each Contract, other than for the sale of products or services by the Company that involves payment by the Company of more than $2,500 or was not entered into in the Ordinary Course of Business;

(b) all distributor, broker, agency and dealer Contracts to which the Company is a party;

(c) all sales promotion, market research, marketing or advertising Contracts used by the Company in the Business;

(d) all Contracts with independent contractors or consultants (or similar arrangements) to which the Company is a party;

(e) all Contracts under which the Company has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness with respect to the Business, or under which a security interest or Lien has been imposed (or may be imposed) on any of the Assets, whether tangible or intangible, to secure indebtedness;

(f) all Contracts that limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time, or to solicit any customer or client; and

(g) all other Contracts to which the Company is a party and (i) which are material to the Business, (ii) the termination or cancellation of which would have a material adverse effect on the Business or the Assets, or (iii) which are believed by the Company to be of a unique value even though not material to the Business

2.6 Assets.

(a) The Assets include all properties, tangible and intangible, currently used by the Company to conduct the Business on the Leased Premises other than the Excluded Assets and corporate office assets. The Assets are free and clear of any Encumbrances and the Company owns all right, title and interest and holds good, marketable and transferable title to, or a valid leasehold interest in, all of the Assets with the exception of liens on the Assets in favor of Midfirst Bank and the previous owner of the Assets, which liens will be released at Closing.

(b) The Assets are in good operating condition and repair, and are adequate for the uses to which they are being put in connection with the Business, and none of the Assets is in need of maintenance or repair, except for ordinary and routine maintenance and repair and for assets not currently in use or retained for spare parts.

(c) No attachments, execution Proceedings, assignments for the benefit of creditors, insolvency, bankruptcy, reorganization or other Proceedings are pending or, to the best of the Company’s Knowledge, Threatened against or relating to the Assets.

2.7 Environmental Matters. To the Company’s Knowledge it is and at all times has been in compliance with all applicable laws and regulations relating to pollution prevention and protection of the environment. The Company has received no summons, citation, directive, notice, complaint, letter or other communication from any Governmental Body or third party, of any actual or potential violation or failure to comply with applicable laws and regulations relating to pollution prevention and protection of the environment or to undertake or bear the costs of any environmental liabilities with respect to the Real Property. To the Company’s Knowledge, there are no PCBs, asbestos, asbestos containing material, lead paint, radon or other hazardous substances present on or in the Real Property.

2.8 Compliance with Legal Requirements.

(a) Generally. The Company is (and has been since its organization) in compliance in all material respects with all Legal Requirements (antipollution, environmental, employment and safety, including under the Occupational Safety and Health Act of 1970), and since such date has received no such notice of any material non-compliance with any Legal Requirement.

(b) Permits. The Company has in good standing all necessary permits, authorizations, and licenses and other waivers and approvals necessary for operation of the Business and the Assets, each of which is listed on Schedule 1.1(e). The Company is (and since its incorporation has been) operating the Business in compliance in all material respects with each such permit, authorization or license and the Business is being conducted by the Company in compliance with all applicable Legal Requirements.

2.9 Contracts; No Defaults. Each of the Assumed Contracts is in full force and effect and is valid and enforceable in accordance with its terms. In addition, (i) the Company is in full compliance with all applicable terms and requirements of each Assumed Contract; (ii) to the best of the Company’s Knowledge, each other Person that has or had any Liability under any Assumed Contract is in full compliance with all applicable terms and requirements of such Assumed Contract; (iii) the Company has not given to or received from any other Person any notice or other communication (whether oral or written) regarding any actual, alleged, possible, or potential violation or breach of, or default under, any Assumed Contract; and (iv) no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with, or result in a violation or breach of, or give the Company or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Assumed Contract.

2.10 [Intentionally Left Blank].

2.11 Employee Benefits. The Buyer has and will have no Liability with respect to any Seller Plan or Seller Benefit Arrangement.

2.12 Non-Contravention; Consents. The transfer and sale of the Assets and the execution, delivery and/or performance by the Company of this Agreement do not and will not with the passage of time or the giving of notice or both: (i) violate, breach, conflict with, constitute a default or require any consent, notice or payment under, or permit a termination of, or create or impose any Encumbrance or restriction upon any Asset under (A) any term or provision of the Company’s Articles of Organization or Operating Agreement (each as amended); (B) the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any authorization, permit or license that is related to the Assets or the Business; (C) any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, any Assumed Contract; (D) any loan document, lease, equipment lease or other Contract that is material to the Business to which the Company is a party or bound other than the loans from Midfirst Bank and the previous owner of the Assets, which will be paid in full at or before Closing; (E) any permit, judgment, decree or Order of any Governmental Body to which the Company is subject or bound; or (F) any Legal Requirement; (ii) create or impose any Encumbrance upon any Asset under any Legal Requirement; (iii) give any Governmental Body or other Person the right to challenge any of the transactions contemplated under the Agreement or to exercise any remedy or obtain any relief under any Legal Requirement or any Order to which the Company, or any of the Assets, may be subject; or (iv) cause the Buyer to become subject to, or to become liable for the payment of, any Tax other than Buyer will be responsible for the payment of any sales tax related to the sale of the Assets.

Except as set forth in Schedule 2.12, the Company is not required to give notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement, or the consummation or performance of any of the transactions contemplated hereunder or thereunder. Subject to fulfillment of any requirements imposed by the issuing Governmental Body as to any license, permit or authorization, the transfer and sale of the Assets to the Buyer contemplated herein will not violate or result in a breach of or constitute a default under any judgment, Order, decree, law, rule, regulation, or other restriction of any court, or Governmental Body to which the Company is subject.

2.13 Absence of Certain Changes and Events. Since January 1, 2006, the Company has conducted the Business only in the Ordinary Course of Business and there has not been any material adverse change in the Business or the Assets, and no event has occurred or circumstance exists that may result in such a material adverse change.

2.14 Authorization. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms. The Company has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement, and such action has been duly authorized by the Company’s

Members (if necessary) and manager. Each Member has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and to perform his, her or its obligations under this Agreement.

2.15 Financial Statements and Undisclosed Liabilities.

(a) The Company has delivered to the Buyer true, complete and correct copies of the Company’s unaudited financial statements reflecting the financial results of the Company for the year ending December 31, 2006 and for the three months ending March 31, 2007 which are attached hereto as Schedule 2.15 (collectively, the “Financial Statements”). The Financial Statements accurately and completely present all of the cash flows, income, expenses, Liabilities, operations, equity and assets of the Company with respect to the Assets and the Business at the respective dates thereof with no difference between such Financial Statements and the Company’s financial records as maintained.

(b) The Company has no Liabilities that are not fully reflected or provided for on the balance sheets included in the Financial Statements, except Liabilities incurred in the Ordinary Course of Business since January 1, 2006, none of which individually or in the aggregate has had or could reasonably be expected to have an adverse affect on the Business or the Assets.

2.16 Products, Services and Warranties. Schedule 2.16 sets forth a summary of all currently outstanding and effective written warranties and guaranties and ongoing indemnification obligations granted by the Company to any customer, client or contractor with respect to any Contract, and no written warranty, guaranty or indemnification obligation currently in effect has been given by the Company which is not listed on Schedule 2.16 or which differs therefrom in any respect. The Company is in compliance with all warranties, guaranties and indemnification obligations described and Schedule 2.16 sets forth a list of all warranty, guaranty or indemnification claims currently pending or, to the Company’s Knowledge, Threatened against the Company.

2.17 Insurance. Schedule 2.17 sets forth a list of all insurance policies covering the Assets or used or usable in the conduct of the Business. There is no claim by the Company pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies. All premiums due and payable under all such policies have been paid and the Company is otherwise in material compliance with the terms of such policies. To the Company’s Knowledge, there is no Threatened termination of any such policies, other than as set forth on Schedule 2.17.

2.18 Employee Matters.

(a) Certain Information. Schedule 2.18(a) sets forth a list of all employees of the Company, including name, legal qualifications if required, current compensation (wage, salary and/or commissions), accrued but unused vacation, sick leave or other paid time off (determined without regard to minimum hours or qualifying periods of employment or other qualifying criteria), any bonuses or other incentive compensation plans or arrangements in which such employees participate, employment date, current job title, and accrued but unpaid compensation (other than salary or wages earned in the Ordinary Course of Business).

(b) Compliance. Except as set forth in Schedule 2.18(b): (i) the Company is (and has been) in compliance in all material respects with all Legal Requirements respecting employment and employment practices; (ii) there are no charges, investigations, Proceedings or formal complaints of discrimination pending or, to Company’s Knowledge, Threatened before any Governmental Body against the Company; (iii) there have been no governmental audits of the Company’s equal employment opportunity or wage and hour practices; (iv) there is no and has not been any unfair labor practice complaint, charge or other matter against or involving the Company pending or, to the Company’s Knowledge, Threatened, either (A) before any Governmental Body or (B) by any other Person that has not been completely and finally resolved.

2.19 Leased Premises. Schedule 2.19 describes all leases or agreements to lease under which the Company leases any real property. The Company is exclusively entitled to all rights and benefits as lessee of the Leased Premises and the Company has not sublet, assigned, licensed, or otherwise conveyed any rights in the Leased Premises to any other Person. The names of the other parties to the leases of the Leased Premises, the description of the Leased Premises, the term, rent and other amounts payable under all such leases and all renewal options available under such leases are accurately described in Schedule 2.19. All rental and other payments and other obligations required to be paid and performed by the Company pursuant to such leases have been duly paid and performed. The Company is not in material default of any of its obligations under any of the leases and, to the best of the knowledge of the Company and the Shareholders, none of the landlords or other parties to such leases is in material default under such leases. The use by the Company of the Leased Premises is not in breach of any building, zoning or other statute, by-law, ordinance, regulation, covenant, restriction or official plan and the Company has adequate rights of ingress to and egress from the Leased Premises for the operation of the Business in the ordinary course. The Company has used its best efforts to obtain an agreement of the landlords to consent to the assignment of the Leased Premises and for the Buyer to assume the obligations of the Company under the leases.

2.20 Brokers or Finders. Neither the Company nor any of its respective agents has incurred any Liability for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.

2.21 Disclosure. No representation or warranty of the Company in this Agreement and no statement in the attached Schedules contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

2.22 Investment Matters. In connection with the Shares issued under Section 1.4(a)(ii), the Company and the Members further represent and warrant as follows:

(a) The Company has received and reviewed all information that the Company considers necessary or appropriate for deciding whether to acquire the Shares. The Company has had an opportunity to ask questions and receive answers from the Buyer regarding the terms and conditions of the Company’s acquisition of the Shares and regarding the business, financial affairs, and other aspects of the Buyer and its parent company and has further had the opportunity to obtain all information (to the extent the Buyer possesses or can acquire such information without unreasonable effort or expense) which it deems necessary to evaluate the investment and to verify the accuracy of information otherwise provided to the Company.

(b) The Company has carefully reviewed and understands the risks of, and other considerations relating to, the acquisition of the Shares.

(c) The Company is acquiring the Shares for investment for the Company’s own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof, within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), or applicable state law, except as permitted under the Securities Act.

(d) The Company acknowledges that the Shares must be held indefinitely unless subsequently registered under the Securities Act and applicable state laws or unless an exemption from such registration is available.

(e) By reason of its business or financial experience, the Company is capable of evaluating the risks and merits of this investment and of protecting its own interests in connection with this investment.

(f) The Buyer is under no obligation to register or qualify the common stock under the Securities Act or under any state securities law, or to assist the Company in complying with any exemption from registration and qualification, except for complying with the current public information requirements of Rule 144(c), as then in effect, promulgated under the Securities Act. The Buyer also agrees that it will cause its legal counsel to deliver any required legal opinions or instructions to the transfer agent to permit the Company to sell the Shares under Rule 144.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Company as follows:

3.1 Corporate Standing. The Buyer is an Oklahoma corporation duly organized, validly existing, and in good standing under the laws of Oklahoma, with the corporate power to own its properties, carry on its business as now being conducted, and execute this Agreement to which it is a party.

3.2 Non-Contravention. The execution of this Agreement does not, and performance thereof will not, violate the provisions of the current Certificate of Incorporation or Bylaws of the Buyer, as amended.

3.3 Authorization. This Agreement and the consummation of the transactions contemplated, including the issuance of the Shares herein have been duly and validly authorized by all necessary company action on the part of the Buyer and its parent corporation, as applicable, and this Agreement (upon execution and delivery as provided herein) will be binding upon and enforceable against the Buyer in accordance with its terms.

3.4 Brokers or Finders. The Buyer has not incurred any Liability for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.

3.5 Disclosure. No representation or warranty of the Buyer in the Agreement contains an untrue statement of a material fact or omits to state a fact necessary to make the statements herein, in light of the circumstances in which they were made, not misleading.

ARTICLE IV.

PRE-CLOSING COVENANTS

From the date hereof through the Closing:

4.1 Full Access. Seller shall afford to Buyer, its counsel, accountants and other authorized representatives full access to Seller’s properties, books, and records in order for Buyer to have full opportunity to make such investigations as it desires and to prepare any required audited financial statements shall cause its officers and accountants to furnish such additional financial and operating data and other information as Buyer reasonably requests including but not limited to any and all information that Buyer may require to complete an audit, at its expense, of Seller’s financial statements. No such investigation by Buyer or its representatives shall affect any of Seller’s or Member’s representations and warranties in this Agreement unless such investigation provides information to Buyer that is contrary to a representation or warranty made by Seller or either Member hereunder.

4.2 Conduct of Business. Seller shall conduct the Business only in the ordinary course consistent in all material respects with past practices, and shall use commercially reasonable efforts to (a) preserve the Business intact, including preserving existing relationships with suppliers, customers and others having business dealings with Seller; (b) keep available the services of Seller’s employees; and (c) continue marketing, advertising and promotional expenditures with respect to the Business consistent with past practices.

4.3 Maintenance of Assets. Seller shall (a) maintain the Assets in good repair, order and condition (ordinary wear and tear expected), (b) maintain in full force and effect its insurance policies, (c) maintain its books, records and accounts in the ordinary manner on a basis consistent with past practices, (d) withhold and pay when due all taxes relating to Seller’s employees or the Assets or business, and (e) comply with all legal requirements with respect to the operation of the Business.

4.4 Consents. Prior to the Closing, Seller and Members shall use commercially reasonable efforts to obtain in writing, as promptly as possible and at their expense, all of consents required by Seller and Shareholders in connection with the transaction (collectively, the “Consents”), in form and substance reasonably satisfactory to Buyer, and shall deliver to Buyer copies of such Consents after they are obtained. Buyer shall cooperate with Seller to obtain all of the Consents.

4.5 Notification of Certain Matters. Each party shall promptly notify the other party of any fact, event, circumstance or action (a) that, if known on the date of this Agreement, would have been required to be disclosed to the other party pursuant to this Agreement or (b) the existence or occurrence of which would cause any of such party’s representations or warranties under this Agreement not to be correct and complete as of the Closing Date.

4.6 Satisfaction of Conditions. Each party shall use commercially reasonable efforts to satisfy, or to cause to be satisfied, the conditions to the obligations of the other party to consummate the transactions contemplated by this Agreement.

4.7 Publicity. Neither party shall issue any press release or make any other public disclosure concerning this Agreement or the transactions contemplated hereby without the prior written consent of the other party, except that Buyer is authorized to make an announcement immediately after Closing. On or after the Closing Date, the parties will cooperate in the notification of the customers of the Business of their transfer to Buyer.

ARTICLE V.

CLOSING CONDITIONS

5.1 Buyer’s Conditions. Buyer’s obligations to close the transaction contemplated hereby is subject to the following conditions:

(a) The representations and warranties of Seller and Shareholders set forth in this Agreement shall be accurate at and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except for any changes that are permitted or contemplated by this Agreement or to the extent that any such representation and warranty is expressly made as of another specified date and, as to such representation or warranty, the same shall be true as of such specified date.

(b) Seller shall have performed and complied with all covenants or conditions required to be performed and complied with by it at or before the Closing.

(c) Seller shall have delivered to Buyer the items and documents required to be delivered by it pursuant to this Agreement.

(d) Seller shall have obtained all the necessary governmental and third part consents, board approvals, shareholder approvals and regulatory approvals in all applicable jurisdictions.

(e) Buyer (and its representatives and professional advisors) shall have performed due diligence of Seller to its satisfaction.

(f) Absence of any material adverse change in the Assets and in the business, prospects, assets or operations of Seller.

(g) Absence of pending or threatened litigation regarding Seller, the Assets or the transaction.

(h) Absence of any hypothecation, mortgage, lien, security interest or any other claim on the Assets.

(i) Seller shall have carried on its business in the ordinary course, and used its best efforts to preserve its business organization and goodwill, and maintain its relationships with suppliers, customers, consultants and others.

(j) Seller shall not have (i) increased salary, benefits, bonuses or other compensation (by way of dividends or otherwise) of its members, managers, officers, consultants or employees other than in the normal course of business in accordance with past practices, (ii) sold or factored any of its accounts receivable, (iii) suffered any material loss, whether or not covered by insurance, (iv) violated any provision of any agreement, to which it is a party or by which it or any Assets may be bound, or (v) agreed to do any of the foregoing.

5.2 Seller’s Conditions. Seller’s obligation to close the transaction contemplated hereby is subject to the following conditions:

(a) The representations and warranties of Buyer set forth in this Agreement shall be accurate at and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except for any changes that are permitted or contemplated by this Agreement or to the extent that any such representation and warranty is expressly made as of another specified date and, as to such representation or warranty, the same shall be true as of such specified date.

(b) Buyer shall have performed and complied with all covenants or conditions required to be performed and complied with by Buyer at or before the Closing.

(c) Buyer shall have delivered to Seller the items and documents required to be delivered by it pursuant to this Agreement, including the letter of credit specified in Section 1.4(a)(iii).

(d) No action, suit or proceeding is pending or threatened by or before any Governmental Authority that would prevent or make illegal the consummation of any transactions contemplated by this Agreement.

(e) Seller shall have completed its due diligence of Buyer and its Affiliates to its sole satisfaction.

ARTICLE VI.

CLOSING

6.1 Deliveries by Seller and Members. At the closing of this transaction (the “Closing”), which shall occur on or before June 4, 2007 (the “Closing Date”), Seller and the Members, as applicable, shall deliver, or cause to be delivered, to Buyer the following:

(a) the Bill of Sale and any other appropriate instruments in such reasonable or customary form as shall be requested by Buyer;

(b) the Transition Services Agreement; and

(c) such further certificates, documents, or other instruments as may be necessary to consummate the transactions herein contemplated.

6.2 Deliveries by Buyer. At the Closing, except for the Shares, which will be delivered as provided below, Buyer shall deliver, or cause to be delivered, to Seller the following:

(a) the Closing Payment;

(b) the Shares, which will be delivered within five (5) business days of Closing;

(c) the Note and Letter of Credit, with the cost of the Letter of Credit for the benefit of Fulton Investments, LLC being shared equally between Buyer and Seller;

(d) the Transition Services Agreement; and

(e) such certificates, documents, or other instruments as may be necessary to consummate the transactions herein contemplated.

ARTICLE VII.

TAX MATTERS

7.1 Tax and Assessment Allocations.

(a) All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by the Agreement, regardless of the Person on whom such Taxes are imposed under applicable law, shall be paid by the Buyer when due and the Company will, at its own expense, file all of its necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges. Notwithstanding anything contained herein, the Buyer will pay any applicable sales tax assessed on the sale of the Assets. If required by applicable law, the Company and the Buyer will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation.

(b) The Company further agrees to pay all ad valorem Taxes that have been assessed with respect to any of the Company’s real or personal property on or before the Closing Date, including such ad valorem Taxes that are due and payable after the Closing Date.

7.2 Tax Cooperation. The Buyer and the Company will cooperate, as and to the extent reasonably requested by the other party, with each other following the Closing Date by providing information and assistance in connection with the preparation and filing of Tax Returns, or the conduct of any audits or administrative, judicial or similar Proceedings involving any Tax liability relating to the purchase and sale of the Assets. The Buyer and the Company will promptly deliver to each other a copy of any notice of proposed Tax assessment, audit or Proceeding received by either party that relates to any period for which the other party may be liable pursuant to the terms of this Agreement and (upon the other party’s request) any other records or information relevant to such assessment, audit or Proceeding on a mutually convenient basis. The Buyer and the Company agree to utilize, or cause their respective Affiliates to utilize, the standard procedure set forth in Revenue Procedure 96-60 with respect to wage reporting.

7.3 Leases. Rents under leases shall be apportioned between the Buyer and the Company as of the Closing Date, with the Buyer bearing on the expense of that portion of such rents that the number of days subsequent to the Closing Date bears to the total number of days covered by the applicable monthly payment.

ARTICLE VIII.

POST-EFFECTIVE COVENANTS

The parties to this Agreement agree as follows with respect to the period subsequent to the Closing Date.

8.1 Assistance in Proceedings. If and for so long as the Buyer is actively contesting, or defending against, any action, suit, Proceeding, hearing, investigation, charge, complaint, claim or demand in connection with (a) any transaction contemplated under this Agreement or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction involving the Company, the Business or the Assets, the Company will cooperate with the Buyer or its counsel in the contest or defense, make available its personnel, and provide such testimony and access to their books and records as will be reasonably necessary in connection with the contest or defense, all at the sole cost and expense of the Buyer (unless the Buyer is entitled to indemnification therefor under Article IX).

8.2 Customer and Other Business Relationships. The Company will cooperate with the Buyer in its efforts to continue and maintain for the benefit of the Buyer those business relationships of the Company existing prior to the Closing Date and relating to the Business to be operated by the Buyer after the Closing Date. None of the Shareholders, the Company or any of the Company’s officers, or agents, will take any action that would tend to diminish the value of the Assets after the Closing Date or that would interfere with the business of the Buyer to be engaged in after the Closing Date, including disparaging the name or business of the Buyer.

8.3 Forwarding of Payments. The parties acknowledge that, after the Closing Date, the Company and the Buyer may receive and make payments, invoices, and other items intended for the other that may not have been included on the Closing Statement. Sixty days from the Closing Date, the parties will settle amounts paid by one for the other’s behalf for any accounts receivable, accounts payable, inventory, employee commissions and salaries, and other expenses paid after the Closing Date for expenses that covered periods prior to and after the Closing Date that were not included on the Closing Statement.

8.4 Assignment of Contracts The Company shall use its best efforts to obtain consents to the assignment of the Contracts listed on Schedule 1.1(d) to Buyer immediately following the Closing Date.

8.5 Retention of Records. To the extent that any records relating to the Assets are not delivered to the Buyer, the Company will retain, during the periods required by applicable Legal Requirements, any records required by any Governmental Body to be retained relating to Tax matters, and upon request of the Buyer will deliver any such records to the Buyer. In addition, in the event that Company or the Members need access to any of the books and records that have been delivered to the Buyer, the Buyer will provide access to such books and records to the Company or the Members, as applicable.

8.6 Name Change. Within 10 business days following the Closing Date, the Company will adopt and file an amendment to its Articles of Organization changing its name to a name not using the terms “American Hearing”, whether alone or in combination with any word or term or variations of such word or terms. Following the Closing Date, the Company shall not do business under, or utilize a trademark or service mark consisting of or confusingly similar to, any of the foregoing names or terms.

8.7 Noncompetition. For the period beginning on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date, none of the Company, the Members or any of their Affiliates, whether individually or as a shareholder (except as a shareholder owning less than 1% or less of the outstanding capital stock of a publicly traded corporation), partner, member, director, officer, employee, consultant, creditor, or agent of any person, association, or other entity:

(a) Enter into, engage in, or promote or assist (financially or otherwise), directly or indirectly, any Person or business which engages in, or intends to be engaged in, a Competitive Business; and

(b) Induce or encourage any client, employee, officer, director, agent, supplier, or independent contractor of the Buyer to terminate its relationship with the Buyer, or otherwise interfere or attempt to interfere in any way with the Buyer’s relationships with its clients, employees, officers, directors, agents, suppliers, independent contractors, or others.

8.8 Employee Matter. Buyer agrees that for a period of five years following the Closing Date to not make any offer of employment to Sandra Rousey or utilize her services as an independent contractor, except as she may provide services for 120 days under the Transition Services Agreement. If Buyer makes an offer of employment or engagement as an independent contractor to Sandra Rousey and/or employs or engages Sandra Rousey, Don Maney, upon becoming aware of such offer or employment will notify Buyer of this offer or employment and Buyer will have five business days to withdraw the offer or terminate employment. In the event Buyer does not withdraw the offer and violates this provision, Buyer will pay to Metro Investment Group, LLC, the sum of $200,000 as liquidated damages for the loss of her services in immediately available funds within ten (10) days of her employment or engagement by the Buyer. The parties acknowledge that Sandra Rousey, Steve Rousey, and Evita Devan are all currently employed by both the Business and Metro Investment Group, LLC and may continue to do so, at their election, without violating any provision of this Agreement. Don Maney further agrees that he will permit Steve Rousey to continue to provide services to the Business for its mobile services as he has customarily provided such services prior to the Closing Date.

ARTICLE IX.

SURVIVAL AND INDEMNIFICATION

9.1 Survival of Representations and Warranties; Limitations. All representations, warranties and covenants of all parties hereto (collectively “Representations”) will survive the execution of this Agreement (even if the damaged Party knew or had reason to know of any misrepresentation or breach of warranty or covenant at the time of Closing Date) and continue in full force and effect thereafter (subject to any applicable statue of limitations). To preserve any claim for a breach of a Representation, the party claiming breach must notify the other party of such claim in writing prior to the expiration of any applicable statute of limitations. Such written notice will specify in reasonable detail the facts giving rise to the claim and will contain a good faith estimate of the maximum amount of the claim, which estimate will not be binding or determinative. In no event will the indemnification obligations of any Member exceed One Million One Hundred Thousand Dollars ($1,100,000).

9.2 Indemnification.

(a) The Company and the Members will defend, indemnify, and hold harmless the Buyer and its Affiliates, successors and assigns, from and against any Liabilities, claims, causes of action, losses, costs, and expenses (including costs of investigation and reasonable attorneys’ fees) arising out of or relating to:

(i) the ownership of the Assets or the operation of the Business prior to and including the Closing Date, except as otherwise specifically provided in this Agreement;

(ii) breach of any Representation of any of the Company contained herein or other certificate, document, writing or instrument delivered by the Company pursuant to this Agreement;

(iii) claims of any Company employees relating to their employment by the Company or in connection with the transactions contemplated hereby, including but not limited to any termination of such employees’ employment, and any benefits, COBRA or similar state benefit continuation coverage, relating thereto, by the Company;

(iv) any damages, costs, or claims arising from the failure to obtain any consents to the assignment of any Contract;

(v) any Excluded Liabilities;

(vi) any Excluded Assets; and

(vii) any Taxes (other than sales tax of the sale of the Assets, which Buyer will pay) arising from the Business, the Assets or in connection with the transactions contemplated by this Agreement incurred on or before the Closing Date.

(b) The Buyer will defend, indemnify, and hold harmless the Company and its Affiliates and assigns from and against any Liabilities, claims, causes of action, losses, costs, and expenses (including costs of investigation and reasonable attorneys’ fees) arising out of or relating to:

(i) breach of any Representation of the Buyer contained herein or other certificate, document, writing or instrument delivered by the Buyer pursuant to this Agreement; and

(ii) the ownership of the Assets or the performance of any Assumed Contract after the Closing Date, except as otherwise specifically provided in this Agreement.

9.3 Procedure.

(a) Promptly upon receipt of information indicating that a right to indemnification may arise, whether the right to indemnification results from claims of a third-party, from losses, costs or expenses of a party, or otherwise (collectively, a “Claim”), the party owed indemnification (“Indemnitee”) will notify the party or parties owing indemnification (“Indemnitor”) of the circumstances of the Claim and will keep the Indemnitor apprised of any material changes in the circumstances of the Claim. The delay or failure to give such notice will not relieve the Indemnitor of any Liability to the Indemnitee except to the extent that the failure to provide notice results in the failure of actual notice and Indemnitor is materially damaged as a result of such failure.

(b) The Indemnitor will be entitled to participate in, and to assume fully, the defense of any Claim with counsel approved by the Indemnitee. The Indemnitee will give the Indemnitor reasonable information and assistance, at the Indemnitor’s expense, in connection with the defense of such Claim. If timely notice of an action is given to the Indemnitor and the Indemnitor does not give notice to the Indemnitee within 15 days of its intent to assume the defense, the Indemnitor will be bound by any determination made in such proceeding or any compromise or settlement thereof effected by the Indemnitee.

(c) The Indemnitee will have the right to employ separate counsel and to participate in the defense of such Claim, but the fees and expenses of such counsel will be at the expense of the Indemnitee unless: (i) the employment of counsel by the Indemnitee has been authorized by the Indemnitor; (ii) the Indemnitee has been advised by its counsel in writing that there is a conflict of interest between the Indemnitor and the Indemnitee in the conduct of the defense of the Claim (in which case the Indemnitor will not have the right to direct the defense of the action on behalf of the Indemnitee); (iii) the Indemnitor has not in fact employed counsel to assume the defense of the Claim within a reasonable time following receipt of the notice given pursuant to this Section; or (iv) Indemnitee determines in good faith that there is a reasonable probability that the Claim may materially and adversely affect it or its Affiliates other than as a result of monetary damages; in each of which cases the fees and expenses of such counsel will be at the expense of the Indemnitor.

(d) Subject to the terms of Section 9.3(c), after notice to the Indemnitee of the assumption of defense by the Indemnitor, the Indemnitor will have no Liability to the Indemnitee for any fees or costs subsequently incurred by Indemnitee in such defense (except for fees and costs incurred in responding to requests for assistance from the Indemnitor). No compromise or settlement of a claim binding on the Indemnitee will be effected by the Indemnitor without the consent of the Indemnitee, which consent may be given or withheld in Indemnitee’s sole discretion.

9.4 Right of Offset. Subject to the limitations set forth in Section 9.1 above, the Buyer is entitled to offset any Claims against any amounts due under the Note. Prior to any offset hereunder, the parties agree to use their best efforts to mediate any dispute related to the amount of the offset.

ARTICLE X.

ADMINISTRATIVE PROVISIONS

10.1 Further Assurances and Actions. At any time, and from time to time, after the Closing Date, each party will execute such additional instruments and take such action as may be reasonably requested by any other party to confirm or to perfect title to any property transferred hereunder or otherwise to carry out the intent and purposes of this Agreement.

10.2 Waivers and Amendments. Any failure on the part of either party hereto to comply with any of its obligations, agreements, or conditions hereunder may be waived in writing by the party to whom such compliance is owed. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, will be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No amendment of any provision of this Agreement will be valid unless the same will be in writing and signed by the parties hereto.

10.3 Notices. All notices and other communications hereunder will be in writing and will be deemed to have been given on the date of delivery if sent by prepaid United States Postal Service first-class registered or certified mail, return receipt requested, or by United States Postal Service Express Mail or by prepaid Federal Express, Airborne, or similar courier service, by facsimile or electronic mail (if confirmation of the complete transmittal of such facsimile or electronic mail is received by the sender) or if delivered in person, in each case to the appropriate addresses, facsimile numbers or email address set forth below (or to such other addresses and facsimile numbers as a party may designate by notice to the other parties in accordance with this Section 10.3):

if to the Buyer:

Nu-Sound Hearing Aid Laboratory, Inc.

2795 East Cottonwood Parkway

Suite 660

Salt Lake City, Utah 84121

Attn: Brent Shimada, Vice President

Facsimile: 801-365-3002

E-mail: bshimada@sonici.com

if to the Company: American Hearing, LLC 11716 So. Fulton Avenue Tulsa, Oklahoma 74137 Attn: Don Maney

with a copy to, that shall not be deemed notice to:

Holland & Hart LLP

60 East South Temple

Suite 2000

Salt Lake City, Utah 84111-1031

Attn: Gregory E. Lindley

Facsimile: 801-799-5700

E-mail: glindley@hollandhart.com

with a copy to, that shall not be deemed notice to: Mark Morelli 11711 So. Fulton Avenue Tulsa, Oklahoma 74137

10.4 Headings. The Section and Subsection headings in this Agreement are inserted for convenience only and are not to affect in any way the meaning or interpretation of this Agreement.

10.5 Assignment. This Agreement and all other instruments, certificates and contracts delivered hereunder are to inure to the benefit of, and be binding upon, the parties hereto and their successors and permitted assigns; provided, however, that any assignment by any party of its rights under this Agreement without the written consent, which consent may not be unreasonably withheld, of the other party will be void.

10.6 Exhibit and Schedule References. All references in this Agreement to an “Exhibit” or a “Schedule” are, unless the context clearly indicates otherwise, to the Exhibits and Schedules attached hereto, each of which is incorporated herein by such reference.

10.7 Article and Section References. All references in this Agreement to an “Article” or a “Section” are to the Articles and Sections, respectively, of this Agreement unless the context clearly indicates otherwise.

10.8 Agreement Not Construed Against Drafter. The parties and their respective counsel have reviewed this Agreement in its entirety and the parties acknowledge that each has had a full opportunity to negotiate the terms of this Agreement. Therefore, the parties waive any and all applicable common law and statutory rules of construction that any provision of this Agreement should be construed against the drafter of the Agreement, and agree and affirm that the Agreement and all provisions thereof will in all cases be construed as a whole, according to the fair meaning of the language used.

10.9 Due Diligence. The Buyer’s due diligence is not intended to constitute a waiver of any representation or warranty of the Company contained in this Agreement. Buyer has notified the Company of any breach or potential breach of any representation and warranty hereunder that it discovered during its due diligence reviews. The fact that the Buyer could have become aware prior to the execution of this Agreement of any breach of any representation or warranty set forth in Article II or elsewhere under the Agreement during the course of the Buyer’s due diligence reviews or otherwise will in no way affect the right of the Buyer to indemnification hereunder with respect to such breach.

10.10 Counterparts; Facsimile. This Agreement may be executed simultaneously in two or more counterparts, each of which will be deemed an original, but all of which together are to constitute one and the same instrument. Signature pages to this Agreement may be delivered by facsimile.

10.11 No Third-Party Beneficiaries. No provision in this Agreement will create any third-party beneficiary or other right in any Person (including any related Person, beneficiary or dependent thereof) for any reason, including in respect of continued, resumed or new employment with the Buyer, or in respect of any benefits that may be provided, directly or indirectly, under any plan or arrangement maintained by the Company or the Buyer.

10.12 Expenses. Except as otherwise described herein, each of the parties will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

10.13 Entire Agreement. This Agreement and the documents referenced herein, including the Schedules and Exhibits hereto, constitute the entire agreement among the parties and supersedes and cancels any other agreement, representation, or communication, whether oral or written, between the parties hereto relating to the transactions contemplated herein or the subject matter hereof.

10.14 Irreparable Injury. Each of the parties hereto acknowledge that the covenants contained in this Agreement are of a special and unique character, which gives them a peculiar value to the other parties, the loss of which may not be reasonably or adequately compensated for by damages in an action at law, and that a material breach or threatened breach by any party of any of the covenants contained in this Agreement will cause the other parties irreparable injury. The breaching party therefore agrees that the non-breaching parties shall be entitled, in addition to any other right or remedy, to a temporary restraining order, preliminary and permanent injunctions and any other appropriate equitable remedy that prevents the breaching party from breaching this Agreement, without the necessity of proving the inadequacy of monetary damages or the posting of any bond or security, enjoining or restraining the breaching party from any such violation or threatened violation.

10.15 Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Utah, other than such laws, rules, regulations and case law that would result in the application of the laws of a jurisdiction other than the State of Utah. The parties hereto irrevocably submit to the nonexclusive jurisdiction of any Utah state court sitting in the city or county of Salt Lake City, Utah and/or any United States of America court sitting in Salt Lake City, Utah in any suit, action or proceeding arising out of or relating to this Agreement. The parties hereto irrevocably waive, to the fullest extent permitted by law, any objection which a party may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in any such court, and the parties further irrevocably waive any claim that such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

10.16 Attorney’s Fees. Should any party employ an attorney for the purpose of interpreting or enforcing this Agreement, or any document or instrument related to and/or executed pursuant to this Agreement, in connection with any arbitration or legal proceeding whatsoever, the party prevailing in such claim, action or proceeding, as the case may be, shall be entitled to recover the actual sum for attorney’s fees, expert and consulting fees, and all other costs. Any judgment or order entered in any final judgment shall contain a specific provision providing for the recovery of all costs and expenses of the action or suit including, without limitation, actual attorney’s fees and accounting, expert and consultant fees and all other costs and expenses (including, but not limited to, service of process, filing fees, court and court reporter costs, investigative costs, expert witness fees, and the cost of any bonds, whether taxable or not) incurred in connection with (a) enforcing, perfecting and executing such judgment, (b) post-judgment motions, (c) contempt proceedings, (d) garnishment, levy, and debtor and third-party examinations, (e) discovery, and (f) bankruptcy litigation issued in that proceeding.

10.17 Severability. If for any reason any term or provision of this Agreement is held to be invalid or unenforceable, all other valid terms and provisions hereof shall remain in full force and effect, and all of the terms and provisions of this Agreement shall be deemed to be severable in nature. If for any reason any term or provision containing a restriction set forth herein is held to cover an area or to be for a length of time which is unreasonable, or in any other way is construed to be too broad or to any extent invalid, such term or provision shall not be determined to be null, void and of no effect, but to the extent the same is or would be valid or enforceable under applicable law, any court of competent jurisdiction shall construe and interpret or reform this Agreement to provide for a restriction having the maximum enforceable area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under applicable law.

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Agreed to and executed as of the date above.

THE BUYER:

NU-SOUND HEARING AID LABORATORY, INC.

By:
Brent Shimada, Vice-President

THE COMPANY:

AMERICAN HEARING, LLC

By:
Don Maney, Co-Manager

By:
Mark Morelli, Co-Manager

DIGI-TECH, LLC

By:
Don Maney, Co-Manager

By:
Mark Morelli, Co-Manager

MEMBERS

Don Maney

Mark Morelli